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                                              CONTACT: Ken Howling
                                                       Vice President Finance
                                                       (416) 285-6000

FOR IMMEDIATE RELEASE:

    * BIOVAIL BOARD APPROVES STOCK-REPURCHASE PROGRAM *

o Board of Directors approves repurchase of up to $120 million of Biovail's outstanding common shares.

o   Board of Directors appoints Eugene Melnyk as Co-Chief Executive
    Officer.

o Bruce Brydon appointed Executive Director of Biovail Ventures and continues as Co-Chief Executive Officer.

TORONTO, Canada, September 17, 2001 - Biovail Corporation (NYSE, TSE:BVF) today announced that its Board of Directors has authorized the Company to implement a Stock-Repurchase Program pursuant to which the Company may repurchase up to $120 million of its issued and outstanding common stock, depending on market conditions and other factors. The common stock will be purchased through open market transactions on the New York Stock Exchange in accordance with applicable rules and regulations. Biovail has approximately 141.6 million common shares outstanding.

Separately, the Board of Directors has formally appointed Chairman of the Board, Eugene Melnyk, as Co-Chief Executive Officer along with Bruce Brydon. In addition to acting as Co-Chief Executive Officer, Mr. Brydon has been appointed Executive Director of Biovail Ventures. Biovail Ventures was established in January 2000 with a mandate to broaden the Company's commercial relationships including the licensing of product rights and complementary technologies as well as research relationships with emerging pharmaceutical, healthcare and life sciences companies.

Bruce Brydon commented, "We are seeing numerous product licensing and investment opportunities in therapeutic categories which are of strategic interest to Biovail. This includes


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cardiovascular, pain management, diabetes and oncology products. Several of these opportunities are in late stage discussions and, subject to successful negotiations, will provide strategic benefits to Biovail over the coming years."

Eugene Melnyk commented, "Biovail is currently expanding its base business including the significant expansion of its North American sales force in support of the pending launch of Cardizem XL and other pharmaceutical brands. The combination of Biovail's maturing branded product pipeline portfolio and the numerous strategic investment opportunities with resulting residual product rights will allow the Company to better leverage it's sales force and fully maximize its business potential."

Biovail Corporation is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, sale and promotion of pharmaceutical products utilizing advanced drug delivery technologies.

     "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

     TO THE EXTENT ANY STATEMENTS MADE IN THIS RELEASE CONTAIN INFORMATION THAT IS NOT HISTORICAL, THESE STATEMENTS ARE ESSENTIALLY FORWARD LOOKING AND ARE SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING THE DIFFICULTY OF PREDICTING FDA APPROVALS, ACCEPTANCE AND DEMAND FOR NEW PHARMACEUTICAL PRODUCTS, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, NEW PRODUCT DEVELOPMENT AND LAUNCH, RELIANCE ON KEY STRATEGIC ALLIANCES, AVAILABILITY OF RAW MATERIALS, THE REGULATORY ENVIRONMENT, FLUCTUATIONS IN OPERATING RESULTS AND OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.